2011-2012

Economic Outlook

New Nouveau
Brunswick

2011-2012 Economic Outlook

Published by:

Department of Finance

Province of New Brunswick

P.O. Box 6000

Fredericton, New Brunswick

E3B 5H1

Canada

Internet: www.gnb.ca/0024/index-e.asp

March 22, 2011

Cover:

Communications New Brunswick (CNB 7822)

Translation:

Translation Bureau, Supply and Services

Printing and Binding:

Printing Services, Supply and Services

ISBN 978-1-55396-336-3

Printed in New Brunswick

Think Recycling!

Global Economy

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The global recovery picked up as 2010 came to a close and should continue through the early stages of 2011 before trailing off again towards the end of the year. The International Monetary Fund (IMF) is expecting global economic growth to advance by 4.4% in 2011, down from the estimated 5.0% growth in 2010.

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Growth in 2011 will be led by emerging countries. According to the IMF, emerging economies are anticipated to grow by 6.5% over the next two years, while output in the advanced economies is expected to lag well behind, growing by approximately 2.5% over the same period.

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Countries such as China, India and Brazil are expected to be the main drivers of world growth in 2011. At the same time, many developing economies will be taking measures to slow price and wage inflation, thereby acting as a drag on global output.

2011-2012 Economic Outlook

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Increased fiscal consolidation and uncertainty about the stability of the banking sector and sovereign debt should limit growth in Europe. Growth of 1.5% is expected for the euro area in 2011, with core members like Germany leading the way and peripheral nations such as Ireland, Portugal and Greece following behind.

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The outlook for the U.S. economy brightened during the last quarter of 2010 thanks to extended stimulus measures and a general economic upturn. In its January 2011 World Economic Outlook Update, the IMF projected the U.S. economy would expand by 3.0% in 2011, up from the 2.3% growth forecast earlier in October.

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Unlike previous recoveries, improving economic conditions have yet to translate to the labour market. Employment levels in the U.S. currently stand roughly seven million below peak pre-recession levels. Nevertheless, job growth should strengthen in 2011 due to additional stimulus measures undertaken in the last few months.

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The extension of the Bush tax cuts along with an increase in the money supply through a second round of quantitative easing should bode well for personal consumption, an important component of the U.S. economy. Continued weakness in the housing sector and uncertainty in the job market represent downside risks to an otherwise healthy outlook for 2011 and 2012.

2011-2012 Economic Outlook

Canadian Economy

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The Canadian economy emerged from the recession in 2010 with real Gross Domestic Product (GDP) growth of 3.1%. Growth in 2011 is expected to slow to 2.4% as noted by the Bank of Canada in its January 2011 Monetary Policy Report.

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Fiscal restraint on the part of governments will result in less public investment. Many stimulus projects that helped the country through the recession will wind down in 2011 as public sector investment weakens. On the bright side, private investment and trade will improve and contribute favourably to growth.

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Rising household debt levels across the country will weigh on consumers limiting the pace of growth in personal expenditures. Recently announced changes to mortgage lending practices in Canada could also act as a further drag on consumption.

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An improving economic outlook south of the border should drive export growth and partially offset a strong Canadian dollar in 2011. Imports will be led by increased business investment in machinery and equipment, resulting in productivity gains. However, unlike 2010 when net exports acted as a drag on Canadian real GDP growth, trade should be a positive contributor to growth in 2011.

2011-2012 Economic Outlook

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Resource-rich provinces such as Saskatchewan, Alberta and Newfoundland and Labrador will drive growth in 2011, while the Maritime provinces and Quebec are expected to grow below the national average. The strong Canadian dollar will remain a challenge for manufacturers, adversely affecting provinces like Ontario.

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While the U.S. has recovered only a small portion of the jobs lost during the recession, Canada has nearly returned to its pre-recession levels. Employment growth is expected to continue in 2011 as businesses look to expand their payrolls due to improved optimism about the economy.

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Inflationary pressures should remain muted as the economy continues to operate below capacity. The Bank of Canada is not expected to consider increasing interest rates until later in the year.

2011-2012 Economic Outlook

New Brunswick Economy

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A strong rebound in exports and manufacturing led the province out of recession in 2010. Higher energy prices, production from the Canaport LNG terminal and a solid resurgence in potash exports contributed to the improvement. In addition, the province’s forestry sector performed better than it has in years, with forestry exports increasing considerably in the latter half of the year.

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Similar to Canada, economic growth in New Brunswick is expected to be weaker in 2011 than in 2010. The Department of Finance anticipates real GDP growth to slow to 1.5% in 2011 — down from 2.0% in 2010 — due to diminishing public sector investment and stimulus spending. This is comparable to the 1.8% growth anticipated by private sector forecasters.

2011-2012 Economic Outlook

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The province’s labour market — which held up relatively well through the recession and the first half of 2010 — struggled in the last six months of the year, a time when the rest of the country was gaining jobs. Employment fell by 3,400 in 2010, down 0.9% from the previous year. While the province should recover some of this loss in 2011 as service sector jobs replace construction jobs, employment growth will still linger behind most other provinces.

2011-2012 Economic Outlook

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Low borrowing costs should positively influence personal expenditures for consumers as the Bank of Canada is expected to maintain its overnight rate at current levels well into 2011. Mortgage lending changes will hinder residential consumption in the province to a certain extent, but not to the same degree as some of Canada’s more expensive housing markets.

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Despite fiscal tightening by all levels of government, residual stimulus spending will continue to work its way through the economy in the first half of 2011. A reduction in public capital spending and ongoing fiscal restraint suggests growth will be increasingly dependent on the private sector.

2011-2012 Economic Outlook

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Capital investment in the province will be led by continued work on the Point Lepreau refurbishment project, the expansion of the potash mine and modest growth in the manufacturing sector. However, with no new major projects on the horizon and a decline in public sector spending, investment growth will slow, keeping capital formation below pre-recession levels.

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Shale gas drilling holds economic potential for the province. Currently, approximately $75 million has been committed in shale gas exploration and investment potential exists for another $100 million over the short term.

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New Brunswick exporters should see another good year in 2011, resulting from increased economic activity south of the border. Nevertheless, a strong Canadian dollar will make it difficult for them to maintain their share of the U.S. export market. While 2010 was a year of recovery for provincial exports, growth in 2011 should be more stable and sustainable with energy exports leading the way.

2011-2012 Economic Outlook

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Looking ahead to 2012, a well-established global recovery along with moderate job recovery in New Brunswick will contribute to modest economic growth.

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Over the longer term, increased potash production from the mine near Sussex will benefit the mining sector by bringing up to 150 new jobs to the area. Conversely, declining production at Brunswick Mines over the next few years will limit growth in the industry.

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With the absence of major investment projects on the horizon and countries around the globe repairing their balance sheets, the Department of Finance is expecting economic growth to remain near historical averages for the 2013-2015 period.

2011-2012 Economic Outlook

New Brunswick Annual Indicators

New Brunswick Annual Indicators (as of March 7, 2011)							
					% Change		
Indicators	2007	2008	2009	2010	2007-08	2008-09	2009-10
Labour							
Population 15 Years and Over ('000)	608.1	610.7	613.9	616.8	0.4	0.5	0.5
Labour Force ('000)	386.1	392.6	394.2	392.5	1.7	0.4	-0.4
Employment ('000)	357.1	359.1	359.5	356.1	0.6	0.1	-0.9
Full-time ('000)	299.8	302.5	302.3	301.7	0.9	-0.1	-0.2
Part-time ('000)	57.3	56.6	57.3	54.4	-1.2	1.2	-5.1
Goods-producing Industries ('000)	81.3	79.7	80.6	79.8	-2.0	1.1	-1.0
Service-producing Industries ('000)	275.8	279.4	278.9	276.3	1.3	-0.2	-0.9
Unemployment ('000)	29.0	33.5	34.6	36.4	15.5	3.3	5.2
Participation Rate (%)	63.5	64.3	64.2	63.6	…	…	…
Employment Rate (%)	58.7	58.8	58.6	57.7	…	…	…
Unemployment Rate (%)	7.5	8.5	8.8	9.3	…	…	…
Average Weekly Earnings ($)	706.59	729.15	747.45	759.80	3.2	2.5	1.7
Wages and Salaries ($M)	12,098.3	12,879.6	13,189.3	13,678.1	6.5	2.4	3.7
Employment Insurance Beneficiaries (#)	41,036	40,930	47,007	46,556	-0.3	14.8	-1.0
Consumers							
Retail Trade ($M)	9,407.5	10,017.9	10,092.7	10,506.9	6.5	0.7	4.1
New Motor Vehicle Sales (units)	37,293	39,522	35,274	38,776	6.0	-10.7	9.9
New Motor Vehicle Sales ($M)	1,077.6	1,076.9	1,061.9	1,231.8	-0.1	-1.4	16.0
Food Services and Drinking Places ($M)	846.6	891.3	938.7	973.6	5.3	5.3	3.7
Consumer Price Index (2002=100)	111.3	113.2	113.5	115.9	1.7	0.3	2.1
Housing							
Housing Starts (units)	4,242	4,274	3,521	4,101	0.8	-17.6	16.5
Residential Building Permits ($M)	559.8	590.0	575.1	570.8	5.4	-2.5	-0.7
MLS® Residential Sales (units)	8,161	7,555	7,003	6,702	-7.4	-7.3	-4.3
Business							
Manufacturing Sales ($M)	15,649.2	17,820.6	14,161.1	17,143.0	13.9	-20.5	21.1
Foreign Exports ($M)	11,182.5	12,808.2	9,901.8	12,573.2	14.5	-22.7	27.0
Non-residential Building Permits ($M)	405.3	523.8	573.2	562.5	29.2	9.4	-1.9
Industrial and Commercial ($M)	338.8	382.1	272.0	292.3	12.8	-28.8	7.5
Institutional and Government ($M)	66.6	141.7	301.1	270.2	112.9	112.5	-10.3
Wholesale Trade ($M)	5,094.8	5,293.1	5,486.1	5,918.2	3.9	3.6	7.9
Mining Production ($M)	1,540.2	1,537.0	1,100.4	1,154.6	-0.2	-28.4	4.9
Farm Cash Receipts ($M)	455.8	472.0	496.6	487.5	3.6	5.2	-1.8
Sawn Lumber Production ('000 m^3)	3 349.0	2 408.2	1 933.5	2 383.1	-28.1	-19.7	23.3
Demographics							
Population (July 1) (#)	745,515	746,902	749,324	751,755	0.2	0.3	0.3
Natural Increase (July 1-June 30) (#)	704	490	301		…	…	…
Net Migration (July 1-June 30) (#)	683	1,932	2,130		…	…	…

… not applicable

MLS® is a registered trademark of the Canadian Real Estate Association.

Sources: Statistics Canada, Natural Resources Canada and Canadian Real Estate Association.